SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  September 25, 2007

Commission File Number 000-50634

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated September 24, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

“James Sinclair”

Date:   September 25, 2007

James E. Sinclair, Chief Executive Officer

Exhibit 1

Corporate Office:

Form 20-F, File No. 0-50634

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

   TSX:

     TNX

Tel:  (860) 364-1830

   AMEX:  TRE

Fax:  (860) 364-0673

Vancouver Office:

Suite 1400 – 355 Burrard Street

Vancouver, BC  V6C 2G8

Toll Free: 1-800-811-3855

Email:

    investors@TanzanianRoyaltyExploration.com

Tel: (604) 669-5598

Website:  www.TanzanianRoyaltyExploration.com

Fax: (604) 669-8915

News Release -  September  24, 2007

Tanzanian Royalty Identifies High Grade Gold Shoots

In RC drilling Program at Kigosi Project

Tanzanian Royalty is pleased to announce that a Phase 3 Reverse Circulation (RC) drill program has confirmed the presence of several high grade gold shoots within two previously established shear zones at the Company’s Kigosi Project in the Lake Victoria Goldfields of Tanzania.

According to Tanzanian Royalty President, John Deane, "We can now confirm the existence of up to six high grade shoots within the two reef systems reported last year, namely the Luhwaika Main and Luhwaika West Reefs.”

“These are the highest grade drill results reported so far from the Kigosi Project which the Company is advancing at a very rapid pace” noted Tanzanian Royalty’s Chairman and CEO, Jim Sinclair,

Among the higher grade gold intercepts was 2.0 metres grading 34.25 g/t (1.0 oz/ton) in hole KG20RC-244; 2.0 metres at 7.25 g/t (0.21 oz/ton) in hole KG20RC-237;  2.0 metres averaging 6.65 g/t (0.2 oz/ton) in hole KG20RC-164; 1.0 metre averaging 13.15 g/t (0.38 oz/ton) in hole KG20RC-204; and 1.0 metre grading 7.31 g/t (0.21 oz/ton) in hole KG20RC-217.

Sinclair said the Company was “highly encouraged by the widespread distribution of gold values within the two shear zones” and he pointed out that “drilling was continuing in an effort to identify additional shoots along the established mineralized trend.”

Kigosi remains a standalone project within the Company's large portfolio of mineral properties in Tanzania and is being developed exclusively in-house.

The objective of the Phase 3 program was to test the strike continuity of the Luhwaika reef system to the southeast, to infill drill the mineralization previously identified towards the northwest, and finally to establish the controls and trends for gold mineralization that extends along a strike length of 900 metres.

The Phase 3 drill program consisted of 126 holes aggregating 5,362 metres, bringing the total drilled metres at Kigosi to 10,015 in 249 holes. Drilling was conducted along eight control lines with a central baseline having a strike length of 2.8 kilometres. The two shear zones hosting the high grade shoots have been traced along a strike length of 1.2 kilometres. Both shear zones remain open towards the northwest where an Induced Polarization (IP) survey indicates they could extend for at least 4.0 kilometres along strike.

The near surface shoots, which have been drilled to vertical depths of less than 70 metres, exhibit a shallow westerly plunge (approx 5 degrees) and a strike of between 300 and 310 degrees. Below is a summary of the shoot statistics followed by a table of drill results.

The results presented below include the most significant gold mineralization intersected by drilling on eight lines ranging from 300-600 metres in length.

Shear System	Shoot Name	No. of RC holes	Length (m) (1)	Width (m) (2)	Thickness (m) (3)	Grade (g/t)	Comments
Luhwaika Main	Falcon	4	>550	10-20	1-2	2.59-8.83	Open to west
Luhwaika Main	Bateleur	15	>1100	10-20	1-3	1.99-34.25	Open to west
Luhwaika Main	Eagle	7	450	10-20	1-2	2.10-6.65	closed
Luhwaika West	Flamingo	2	>400	10	1	3.96-4.46	Open to west
Luhwaika West	Pelican	7	500	10-30	1-2	2.77-16.46	closed
Luhwaika West	Albatross	1	>100	?	1	20.30	Open to west

(1) Horizontal length of shoot projected to surface

(2) True width of shoot within the shear zone

(3) Range of thicknesses carrying gold in shoot

The shoots are separated by lower grade (less than 2g/t) envelopes that are between 10 and 30 metres wide along the plane of the shear zones.

A Phase 4 drill program is currently focused on drilling out the two main reefs and their gold bearing shoots towards the northwest. At least 4,000 metres of drilling is planned for this next phase of drilling. The Company is also completing additional IP gradient surveys at Kigosi where a further three parallel chargeable zones have been discovered to date within the vicinity of the Luhwaika workings.

A summary of the Phase 3 drill highlights is given below:

Hole No.	From (m)	To (m)	Intercept (m)	Gold g/t	Including	Comments
Line 1250N
KG20RC-164	3	5	2	6.65		Gravels

Hole No.	From (m)	To (m)	Intercept (m)	Gold g/t	Including	Comments
Line 1350N
KG20RC-132	4	6	2	1.77		Main Zone
KG20RC-136	21	22	1	2.01		Main Zone
KG20RC-137	35	37	2	1.71		Main Zone
KG20RC-138	47	48	1	1.81		Main Zone
KG20RC-139	2	5	3	1.15		Main Zone
KG20RC-139	36	38	2	1.15		West Zone
KG20RC-139	62	63	1	3.93		Main Zone in shoot
KG20RC-140	1	5	4	0.75		West Zone
KG20RC-140	78	84	6	0.77		West Zone

Hole No.	From (m)	To (m)	Intercept (m)	Gold g/t	Including	Comments
Line 1510N
KG20RC-143	1	3	2	1.67		Gravels
KG20RC-144	0	3	3	1.61		Gravels
KG20RC-145	2	5	3	1.80		Gravels
KG20RC-146	11	13	2	7.47		Main Zone in shoot
KG20RC-148	32	35	3	1.28		Main Zone
KG20RC-150	66	68	2	1.43		Main Zone
KG20RC-151	79	81	2	1.92		Main Zone
KG20RC-153	1	7	6	0.92	1m@3.22	West Zone in shoot

Hole No.	From (m)	To (m)	Intercept (m)	Gold g/t	Including	Comments
Line 1750N
KG20RC-188	0	2	2	3.54		Gravels
KG20RC-189	0	2	2	2.29		Gravels
KG20RC-190	0	1	2	1.52		Gravels
KG20RC-195	27	29	2	3.59		Main Zone in shoot
KG20RC-196	36	37	1	2.00		Main Zone in shoot
KG20RC-197	0	5	5	0.74		Gravels
KG20RC-201	11	13	2	2.41		West Zone in shoot
KG20RC-202	22	25	3	1.07		West Zone
KG20RC-204	44	47	3	4.66	1m @13.15	West Zone in shoot
KG20RC-205	59	61	2	0.94		West Zone

Hole No.	From (m)	To (m)	Intercept (m)	Gold g/t	Including	Comments
Line 1850N
KG20RC-171	0	3	3	2.10		Gravels
KG20RC-176	0	2	2	1.45		Gravels
KG20RC-176	5	6	1	6.09		Main Zone in shoot
KG20RC-177	14	16	2	1.62		Main Zone
KG20RC-178	26	28	2	2.60	1m@4.47	Main Zone in shoot
KG20RC-184	18	22	4	0.94		West Zone
KG20RC-185	33	34	1	1.20		West Zone
KG20RC-186	43	46	3	2.73		West Zone in shoot

Hole No.	From (m)	To (m)	Intercept (m)	Gold g/t	Including	Comments
Line 1950N
KG20RC-217	19	28	9	1.71	1m@7.31	Main Zone in shoot
KG20RC-218	40	42	2	1.26		Main Zone
KG20RC-226	37	38	1	1.46		West Zone
KG20RC-227	45	52	7	1.15	2m@2.27	West Zone

Hole No.	From (m)	To (m)	Intercept (m)	Gold g/t	Including	Comments
Line 2150N
KG20RC-237	2	6	4	4.13	2m@7.25	Main Zone in shoot
KG20RC-238	3	5	2	1.37		Gravel
KG20RC-239	3	6	3	14.21		Gravel
KG20RC-244	44	50	6	12.80	2m@34.25	Main Zone in shoot
KG20RC-245	55	58	3	1.12		Main Zone
KG20RC-249	0	3	3	1.50		Gravel

The above intersections are estimated to be very close to true thicknesses with all the drill inclinations being -60 degrees and the dip of the reef being -22 degrees. All holes are drilled perpendicular to the assumed strike of the reef(s).

Analysis

Fire assay with flame AAS finish was conducted by SGS Laboratories in Mwanza. Duplicates and Standards were inserted in the sample stream approximately every 20 samples. The duplicates have a correlation coefficient of 91%, which is accounted for by the large nugget effect within the sampling. 17% of the standards from SGS fall outside the acceptable 3rd standard deviation. Due to this, to validate the assay results 80% of the high gold values were sent to Humac Laboratories as a check.  The Humac fire assay results gave a 87% correlation with the SGS results and the Humac aqua regia gave a 92% correlation with the SGS results. This is considered acceptable. The figures used in this press release are the average grades taken for between one and three duplicates run by the labs on each analysis.

Qualified Person

The technical information contained in this document has been reviewed and approved by John Deane, President, Tanzanian Royalty Exploration Corporation Limited, a qualified person as defined by NI 43-101. He has an M.Sc. from the University of Cape Town (1993) and is a registered scientist with SACNASP (Reg. No.400005/05).

Respectfully Submitted,

“James Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website:  www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors -  The United States Securities and Exchange Commission permits U.S.  mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this news release, such as “measured”, “indicated”, and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-50634, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements.  Investors are referred to our description of the risk factors affecting the Company, as contained in our Form 20-F, File No. 0-50634, for a more information concerning these risks, uncertainties, and other factors.